

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2012

Via E-mail
Randy Waldrup
Executive Vice President and
Interim Chief Financial Officer
Southwest Bancorp, Inc.
608 South Main Street
Stillwater, OK 74074

Re: **Southwest Bancorp, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
Form 10Q for the Quarterly Period Ended March 31, 2012
Filed May 4, 2012
Form 10Q for the Quarterly Period Ended June 30, 2012
Filed August 7, 2012
File No. 001-34110

Dear Mr. Waldrup:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant